Exhibit B

Verification of Application

In accordance with Rule 0-2(d) under the Investment Company Act of 1940, the undersigned, being duly sworn, deposes and says that she has duly executed the attached application for an order for, and Comstock Funds Inc.; that she is the Vice President of such entity; and that all actions taken by the officers or other persons necessary to authorize deponent to execute and file such instrument this 16th day of December, 2019, have been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

By:	/s/ Agnes Mullady
Name: Agnes Mullady
Title: Vice President